Filed by LifePoint Hospitals, Inc.
pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Province Healthcare Company
(Commission File No.: 001-31320)
Subject Company: LifePoint Hospitals, Inc.
(Commission File No.: 000-29818)

This filing relates to a planned acquisition of Province Healthcare Company (“Province Healthcare”) and LifePoint Hospitals, Inc. (“LifePoint Hospitals”) pursuant to the terms of an Agreement and Plan of Merger, dated as of August 15, 2004 (the “Merger Agreement”), by and among LifePoint Hospitals, Lakers Holding Corp., Lakers Acquisition Corp., Pacers Acquisition Corp. and Province Healthcare. The Merger Agreement has been filed with the Securities and Exchange Commission as an exhibit to the Report on Form 8-K filed by LifePoint Hospitals on August 16, 2004.

The following is a transcript of a conference call held on August 16, 2004 to announce the Merger Agreement.

In connection with the proposed transaction, LifePoint Hospitals and Province Healthcare intend to file with the Securities and Exchange Commission (“SEC”) a joint proxy statement/prospectus, as part of a Registration Statement on Form S-4, and other relevant materials. The joint proxy statement/prospectus will be mailed to the stockholders of LifePoint Hospitals and Province Healthcare. Investors and security holders are advised to read the joint proxy statement/prospectus, registration statement and other relevant materials when they become available, as well as any amendments or supplements to those documents, because they will contain important information about LifePoint Hospitals, Province Healthcare and the proposed transaction. In addition, the joint proxy statement/prospectus, registration statement and other relevant materials filed by LifePoint Hospitals or Province Healthcare with the SEC, may be obtained free of charge at the SEC’s web site at http://www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by LifePoint Hospitals by contacting Investor Relations, LifePoint Hospitals, Inc., 103 Powell Court, Suite 200, Brentwood, Tennessee, 37027, Phone: (615) 372-8500 and by Province Healthcare by contacting Investor Relations, Province Healthcare Company, 105 Westwood Place, Suite 400, Brentwood, Tennessee, 37027, Phone: (615) 370-1377.

LifePoint Hospitals and Province Healthcare, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the merger agreement. Information about the directors and executive officers of LifePoint Hospitals, and their interests in the transactions contemplated by the merger agreement, including their ownership of LifePoint Hospitals common stock, is set forth in the proxy statement for LifePoint Hospitals’ 2004 annual meeting, which was filed with the SEC on April 28, 2004. Information about the directors and executive officers of Province Healthcare, and their interests in the transactions contemplated by the merger agreement, including their ownership of Province Healthcare common stock, is set forth in the proxy statement for Province Healthcare’s 2004 annual meeting, which was filed with the SEC on April 20, 2004. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the joint proxy statement/ prospectus and the other relevant documents filed with the SEC when they become available.

The transcript includes non-GAAP financial measures, which are qualified by GAAP reconciliation information that will be made available on LifePoint Hospitals’ website (www.lifepointhospitals.com).

*****

Operator

Welcome to the LifePoint Hospital conference call. During the presentation all participants will be on a listen-only mode. Afterwards, we will conduct a question-and-answer session. (OPERATOR INSTRUCTIONS) As a reminder this conference is being recorded Monday, August 16, 2004. I would now like to turn the conference over to Mr. Ken Donahey, Chairman, President and Chief Executive Officer. Please go ahead, sir.

Ken Donahey, LifePoint Hospitals — Chairman, President and CEO

Thank you, Don. Good morning and thank you for joining our conference call to discuss the exciting news we announced yesterday. As you probably read this morning, LifePoint Hospitals and Province Healthcare have entered into a definitive agreement. This merger brings together 2 leading nonurban hospital companies creating a new company with significant geographical reach and a strong foundation for future growth. Our enthusiasm for this transaction stems from the fact that we were bringing together outstanding organizations that share our common cultures, values and a strategic focus.

Both Companies have also demonstrated a solid track record of achievement by combining these complementary organizations; we see significant opportunities to create additional shareholder value.

Before I continue, I would like to ask Bill Carpenter to read our forward-looking statement.

Bill Carpenter, LifePoint Hospitals — IR

This morning we will be making forward-looking statements and as well our presentation will contain forward-looking statements. Those forward-looking statements reflect our current expectations and beliefs and are subject to a number of risks and uncertainties and assumptions that could cause our actual results to differ materially from those described in the forward-looking statements.

For example, there are risks and uncertainties related to our ability to obtain required stockholder and regulatory approvals, our ability to integrate the businesses of the 2 companies and to obtain the synergies that are expected, among other things. All of these risks and uncertainties will be contained from time to time in our filings with the SEC. This is our statement regarding forward-looking statements and subjects.

Ken Donahey, LifePoint Hospitals — Chairman, President and CEO

Thank you, Bill. Let me point out that today’s presenters will be myself; Bill Gracey, our Chief Operating Officer; Mike Culotta, our Chief Financial Officer; and we are honored to have Marty Rash, the Chairman, President and Chief Executive Officer — I’m sorry Chairman and Chief Executive Officer of Province Healthcare. Marty has been a good friend for many years. We started our careers early in our lives. We have 2 wonderful women supporting us; his wife Debbie and my wife Annette have been very patient as we’ve worked through the last number of months in putting this transaction together. I would like to thank Debbie and Annette for their support. Marty will be available for the Q&A so let me continue with the call.

On this call today we will elaborate upon the key strategic and operational benefits of this merger and outline our vision for the combined Company. But first, let me give you more detail on the transaction. Under the agreement, LifePoint will be acquiring Province in a cash and stock transaction. Each Province shareholder will receive a per-share consideration comprised of $11.37 1/2 of cash plus shares of LifePoint stock subject to the following collar mechanism. If the LifePoint average share price at closing is below 33, then we will issue .3447 of a share. If the average LifePoint share price is between $33 and $39, then we will issue a number of shares equal to $11.37 1/2 cents divided by the average calculated share price at the time of closing.

If the average share price at closing is above $39, we will issue shares of LifePoint stock equal to .2917 of a share. In aggregate, LifePoint will issue the Province shareholders between 14.5 and 17.1 million shares approximately. The total cash consideration to be received by Province Healthcare shareholders is approximately $565 million. We will also be refinancing our senior credit facility and all of Province’s outstanding debt.

On a pro forma basis, Province shareholders will own approximately 31 percent of the combined Company assuming LifePoint share price of $33. We will be financing the cash portion of the acquisition and the refinancing of debt with a $1.725 billion senior credit facility provided by Citigroup. The credit facility will consist of a $1.325 billion term loan and a $400 million revolver which will remain undrawn. To be clear, this is a fully committed financing and is a permanent financing; it is not a bridge.

On a pro forma basis our senior leverage will be 3.6 times the last trailing — the trailing 12 months adjusted EBITDA and our total leverage will be 4.2 times the last 12 months trailing, adjusted EBITDA. We are comfortable operating at this leverage level but know we will be reducing that leverage in the very near term. We expect to operate the combined Company at approximately 3 times total leverage.

The merger was unanimously approved by both LifePoint and Province Boards over the weekend and is expected to the consummated in early 2005, pending customary approvals. The combined Company will be named LifePoint and the corporate headquarters will remain in Nashville, Tennessee. The senior management of LifePoint will remain largely unchanged.

I’d like to point out that going forward I will be the Chairman, President and Chief Executive Officer of the new Company; Bill Gracey will be the Chief Operating Officer of the new Company; Mike Culotta will be the Chief Financial Officer of the new Company; and Bill Carpenter will be the Executive Vice President of Development/General Counsel/all the other things that I decide he might be. But I’d like to point out that Marty has a tremendous management team. We’ve gotten to know his management team very well through our due diligence process. I truly hope to have many of his management team join us going forward; obviously synergies are important in making this transaction occur but I’d like to complement Marty for his very strong management team. He has some great employees. They are physically located probably Marty — what a quarter of a mile down the road so we hope to really take advantage of bringing on many of his employees and his corporate office.

We know his team; we know many of his senior management teams in the fields. They are excellent talents, Bill Gracey will be talking about the facilities, but Marty is much like us, has a centralized focus and has put together very strong management teams in the hospital. That was a key finding in our due diligence.

We hope to add one of Marty’s Board members to our organization, in fact, haven’t been able to have discussions because of traveling and so forth, but Marty will have one of his Board members on our Board and we’re very excited about that.

As far as the rationale for the transaction and an overview of this transaction, our 2 Companies have shared corporate strategies and values. We are dedicated to providing high-quality care to our nonurban markets. In joining Province with our organization, we will firmly reinforce our position as a pure play, nonurban community focused health-care provider.

This strategic merger strengthens our positioning as a significant player in the nonurban hospital market, and improves our ability to effectively compete and expand our national footprint.

On a combined basis, we will have 50 hospitals with approximately 5285 beds, and combined revenues and EBITDA of over $1.7 billion and $340 million for the 12 months ended June 30, of ’04. Again, $1.7 billion of revenue and EBITDA of $340 million based on the last 12 months ended June 30, 2004.

Our hospitals will be the sole community provider in 37 of our 50 markets. Our operations will benefit from significantly enhanced geographic and financial diversification; we will grow from a 9 state operation to a 19 state operation. Our largest state contributor measured by 2003 revenues, Kentucky, will decline from 34 percent to 17 percent of our overall revenue base. Together our top 10 hospitals will represent approximately 44 percent of our total revenue, down from 55 percent before the merger.

Meanwhile, as we expand our national footprint, we are extremely excited about the significant growth that we see ahead of us as a combined Company. Province’s recent acquisitions and development activities which we will discuss later in this call represent near-term momentum in the business. Additionally, we’re poised to grow in both existing and new markets.

Approximately half of the hospitals that are in Marty’s portfolio were acquired in the last 5 years from nonprofit organizations, and as Marty and I have gone through strategies and opportunities, we see enormous opportunities to continue to add services, put technology in these facilities and manage them efficiently leveraging the fixed costs of those operations. Still tremendous opportunity to capture out migration, we will be going over that in detail later.

In addition to that, Marty just acquired a hospital in Las Cruces; he is about to complete and open the latter part of this year, possibly the first of next year, a wonderful property just as you get off the exit to go to Hilton Head, it is I-95, where Sun City and many other large developments are taking place. It’s just a wonderful opportunity that he and John put together. We will — he is also in the process of building a facility in Fort Mojave, and I will have Bill Gracey talk about those in a moment.

Meanwhile, as we expand our national footprint — I’m sorry, let me give an overview at this point of Province.

Province is, in my opinion, the youngest publicly traded hospital Company and has posted an impressive track record to date. Obviously Triad and LifePoint, (indiscernible) from HCA (ph) shortly after Marty went public but I do want to emphasize that it’s a young Company; Marty has done a wonderful job putting this Company together and we are honored to take over the assets and run them going forward.

Basically what that means is he has developed an excellent reputation and strong relationships within the local communities. The management teams have effectively dealt with the same operational challenge over the years that we have. Province facilities are very similar to our facilities with what we believe to be significant upside. The majority of these facilities, as I said before, were previously owned by nonprofit organizations, again, over 55 percent of the hospitals have been owned by Province for less than 5 years which translates into additional upside as the management techniques applied by a for profit operator are incorporated. Consistently operating both the — Province is consistently operating below are EBITDA margin and we believe we can change that with our management team.

Province’s positioned recruiting program has been a big success with over 160 physicians added to Province’s markets since January 2003. Physician turnover has also dramatically improved since 2002. This has been a relatively new program and we believe that there will be considerable upside delivered by these new docs as they ramp up their practices. The new hospitals coming along, as I mentioned again, Las Cruces significant opportunity in that markets, where Marty is building 2 new facilities that have significant potential: a 60 bed facility in Fort Mojave, Arizona which should open in the second quarter of 2005 and a 41 bed facility in South Carolina that is ahead of schedule and should open in late 2004.

Marty and I had a wonderful time during due diligence traveling around. I had the opportunity to get his insights as he shared those about the communities, the communities' needs and the opportunities of hospitals; especially at Las Cruces, Fort Mojave and in South Carolina, there is enormous upside. That is not to minimize again the upside of his same-store facilities.

With that I’d like Bill Gracey, Bill has had the opportunity to travel around and do a little due diligence and visit the hospitals, Marty’s hospitals. Bill, would you like to emphasize the 3 that I pointed out and then generally talk about your findings?

Bill Gracey, LifePoint Hospitals — COO

Sure, it has been a pleasure indeed and an exciting opportunity to get out and see the Province facilities. A couple of weeks ago I had the opportunity to visits 7 of some of the Province hospitals, particularly out west, including 2 of the 3 growth opportunity hospitals noted on Page 10 of the Webcast presentation. I really can say with great sincerity and tremendous enthusiasm that I’m truly excited to report that as an operator there are some real jewels out there.

What we saw was exciting both from the standpoint of great facilities, great markets and just looking at the medical staff available, the staff, the communities, the areas; these are going to be great hospitals going forward as they have been.

What I’d like to do, as Ken has talked about is review the 3 hospitals in particular, one is the newest Las Cruces, New Mexico and 2 are the de novo projects in Arizona and California. But let me start off talking about Las Cruces. Las Cruces, New Mexico is a town of 85,000 people, you take the secondary service area around there and double that population, so it certainly can support 2 hospitals. The facility itself is in beautiful shape. Recent additions to it, extremely comprehensive services, tertiary, everything you could possibly want in the way of comprehensiveness and services.

That area is an extremely quick growth area. It is the fastest growing population in New Mexico and the 11th fastest growing city in the United States. They are a formally a county run hospital so you would assume that there are opportunities for management improvements. Province already knows the facility so Marty and team will be able to help us going forward and get up to snuff. In their first month or two of operations, they’ve already had very good results, which is tracking according to their model, and we expect mid-teen EBITDA margins in the first part of this year.

Fort Mojave, Arizona is a facility that is currently in the foundation stage. It’s adjacent to an 8 physician medical office building and outpatient diagnostic center that has been in place over a year. Fort Mojave originally was located near their current facility in Needles California, some 10 to 15 miles away. Because Needles is — the plan is for Needles to get the critical access, the Fort Mojave facility to pick up the new population in the growth corridor. We see nothing but upside potential there.

We are already looking, or Province is already looking currently at building a second MOB which is under construction. The growth from Bullet (ph) City South to Needles is tremendous. The population has doubled in the last 10 years and anticipate another 30 percent growth in the next 3 years. Retirement destination, tremendous area and we’re excited that we will get the opportunity to be there.

Coastal Carolina is the name for the Hilton Head facility that exists as a new project, start-up project. Long story short, this is about 30 miles from the entrance of Hilton Head Island. It is at the intersection of the interstate and the main highway that goes to Hilton Head. All the growth from Hilton Head, now that Hilton Head is now almost full is going directly west from Hilton Head on the mainland right into Hardy Bill (ph) where this hospital will be located and where its’ currently being built. Great potential there.

I cannot tell you the number of housing developments under way. I cannot tell you the number of golf courses being built which is also important. It’s really going to be a big time growth community that we’re going to land smack in the middle of as we go forward. This one we are very excited about. Actually, going back to what Ken said earlier, we are familiar with their operators. As an example of that, the Coastal Carolina facility is being run by a gentleman, Eric Deaton, who used to work for us in previous days. And if Eric’s a sign of the quality of the Province administrators, we know they have and we know they not only have great facilities but they’re going to have great management in the field for us to work with as well.

We are excited about the properties. We are excited about the opportunity and having seen them firsthand, we can validate what the future will be like.

Ken Donahey, LifePoint Hospitals — Chairman, President and CEO

Thank you, Bill. Very well done. Let me turn the conference over to Mike Culotta, our Chief Financial Officer, to go over the financial attributes of this transaction.

Mike Culotta, LifePoint Hospitals — CFO

Good morning everyone. Just a quick note to let you know if you are on the Webcast we do have available a slide presentation that we are following from at this point. Bill

Gracey was just following the write up that we had done on page 9 describing Las Cruces, Fort Mojave and Coastal Carolina. If you do look at, on page 8 or slide 8 of that slide, it does give you a great overview, a fantastic overview of what the 2 Companies look like together. Again, it’s got the Province Hospital overlaid on top of a LifePoint Hospital, with a description of those hospitals. So we do want you to key in on that and look at the overlay of the hospitals.

And also the other item that Ken had mentioned, in terms of Bill and Ken had mentioned, relating to the margin expansions, the margin expansion opportunities, you also will see a slide on slide number 10 which shows the 2 Companies in terms of the margin both companies have. With that, what I would like to do is go through very quickly with you the transaction summary, and I am reading from slide 13. Ken has already described to you the 50 percent cash, 50 percent stock transaction and that does give us based on the $33 issuance of 17.1 million shares which represents approximately 30 to 31 percent of the combined Company shares outstanding once we complete the transaction.

Our sources and uses as you can see is we will be issuing cash of approximately 560 — we will be issuing equity of about $565.4 million worth of equity and again our term loan of $1.3 billion that we will be getting from Citigroup. The purchase of that will be through, as we discussed before, the equity transactions. We will be paying off and attempting to retire some of the debt on the books at Province such as the revolver, the high yield, the convertible debt, and also our revolver obviously that we will be doing that.

So we have estimated some retirement costs. There are severance costs; we are buying out, as you can see; we are taking the option and cashing those out and not issuing any shares for that. But going ahead and cashing all of that out and again an estimate of our transaction expenses with approximately $61.6 million there.

As we can look on Slide 14, if you would go to Slide 14 for me, relating to the sources and uses again, you will see the payout of debt there that we have. Again, we have run various scenarios throughout this. This is the capital structure as we have right now relating to the debt side of it. I just want to talk about that. We have run different scenarios of — for example, we’ve run it with term B’s; we’ve run it with term B’s and high yields; we’ve run it with term B’s and converts; we’ve run it with term B’s and high yield and converts. So we have done it in a different various scenarios. The ultimate debt structure of the Company will be determined at closing as we evaluate the market as we are going forward.

And again, you can see the last trailing — the last 12 months EBITDA that we have adjusted there. Again, let’s remember some of the upside potentials that both Ken and Bill had mentioned; the Fort Mojave Hospital, Las Cruces and also Coastal Carolina. There are some great opportunities in those hospitals that the street has not projected yet in their numbers. And again, a lot of opportunity there.

Our potential synergies on Slide 15. These are not (technical difficulty) point this out to you. Because of the quiet nature of this transaction, there were a number of items that we could just not get into and further delve into. We strongly believe that there will be further synergies in terms of supply expense, but again, keeping the quiet nature and confidentiality of this transaction, we had some limits what we could do in this area.

Again, as you can see, salaries and benefits of the executive officers between $5 in $6 million. Salaries and benefits of other positions approximately $4 to $5. The retirement plan of $3.2 million, again don’t forget we do have the ESOP, so we will be increasing ESOP for that and then other corporate costs of $3 to $4 million.

Again, we will look at these synergies over about an 18 month period — anywhere from 18 to 24 month period, again, we will come back to you. We will report to you as we further refine our synergies as we go forward.

As you can see on Slide 17, it gives you a little bit of history of our 2 companies. And again, giving you a little bit of our combined revenue growth rate, looking at it from 2001, 2, 3 and using the last 4 quarters in the 630s, 2004, with about an accumulative average growth rate of about 25.5 percent and at the EBITDA line, a very strong 20.9 percent. Again, 2 solid Companies coming together. So we are all — everyone is very, very excited.

I won’t delve very much on Slide 18, again, Ken has discussed that but the key to this — this is not a bridge loan. This is a commitment by Citigroup and we will be completing this with transaction.

On Slide 19 it is very important. We have originally not given our ’05 guidance; we felt like at this time we should give a rough idea of our guidance that would be the stand-alone LifePoint, which would be a guidance of $2.27 to $2.37. By looking at the accretion again, the accretion at this point — we’re going to refine that more and more — but with the accretion at this point in time we see that our guidance with the combined Company at 2005 to be $2.35 to $2.45.

Again, we strongly believe that there will be other outside potential in the synergies and improvements in the margins.

What that, and summarizing it, Ken, would you like to summarize the transaction?

Ken Donahey, LifePoint Hospitals — Chairman, President and CEO

I think everybody uncertain has many, many questions so let me just say how excited this management team is to have the opportunity to take care of Marty’s assets in the future. This transaction unlocks significant shareholder value relative to synergies, the upside of the properties, the scale of the new Company and our focus on integration and accomplishing investing, in new technology in each of the markets. And capturing out migration and bringing quality physicians in to these markets. We will continue to invest in technology and physician recruitment. We will not cut back in any way the plans that

Marty had in his strategic plans relative to CapEx investment. We will not cut back in any way the strategy or plans that we have in investing in our hospitals. Mike has worked with Citigroup and will continue to work with the others to make sure that we have a capital structure that complements our strategy and supplements our responsibility to invest in these hospitals and we will do that.

With that, Don, I think we will move into question and answers. If you could put us in that mode.

Questions and Answers

Operator

(OPERATOR INSTRUCTIONS) A.J. Rice from Merrill lynch.

A.J. Rice, Merrill Lynch — Analyst

Just a couple things to ask. Ken, obviously there is a trade off that you are making when you decide to buy a public company. It’s about 9.5 to 10 times pro forma EBITDA versus the price you are paying for individual facilities. Can you walk us though your thinking on that? Obviously, you’re paying a premium here. What is the trade off that makes it worthwhile to do that versus continuing to go after their one-off facility?

And then you alluded to a couple of times the margin upside at Province, over the next several years — do you have something in the back of your mind as to how many hundred basis points the margin improvement might be potential there?

Ken Donahey, LifePoint Hospitals — Chairman, President and CEO

Excellent question. In my opinion Province is undervalued by the street. As you well know, I don’t think the Fort Mojave, the South Carolina property; even many people don’t have incorporated into their models Las Cruces, which is a tremendous acquisition and has great upside. Two, I think as we view this, yes, on a trailing EBITDA basis, it looks as if it is a high multiple. As we have modeled in those 3 properties as well as our synergies, we’re looking at about a less than an 8.5 multiple for this, which is very, very consistent with recent transaction that have occurred on larger hospitals.

And obviously, I’ve talked about the long-term benefits to the Company relative to geographic dispersion, less dependency on individual assets, the law of the large numbers. And from a guidance standpoint, we plan on continuing to acquire hospitals. We have in our pipeline a number of hospitals that we will be acquiring. Granted, we’re going to be very, very disciplined on the integration piece. But I do not want to lose the momentum that has been built by Marty and myself and my team on acquisitions. I think from an overall standpoint, my guidance would be that we will improve margins in the overall Company at about 50 basis points a year. Until we close the gap, we feel very confident that we can — and that’s a conservative estimate, we’re very confident that over the next 5 years we can get the hospitals, the 20 hospitals — really as I view it, we are.

acquiring 23 hospitals because of the 3 new hospitals we talked about 2 of them; but there is also a replacement that we will be doing. And as we get those incorporated into our structure — and again, Marty’s team has done an excellent job of managing these hospitals; it’s a matter of timing. I think we’re getting them at a time where they still have very good upside and that’s the findings that our executive team have found through our due diligence process. Does that answer your question, A.J.?

A.J. Rice, Merrill Lynch — Analyst

Yes. That’s great. Thanks a log.

Operator

Adam Feinstein from Lehman Brothers.

Adam Feinstein, Lehman Brothers — Analyst

Thank you, good morning everyone. Just a few questions here. I want to get more details about the timing, just wanted to better understand — you said you’ve been in discussions or you kind of hinted towards for the last couple of months — I just wanted to get more details about that. Was there a formal auction process? Or were there other bidders? Just trying to get a better sense for the multiple — it’s a little bit higher than we would have thought. And then just wanted to get more details about the ESOP you mentioned before there were some savings there. I just wanted to make sure I understood that point. If you could provide some more details about that as well? Thank you.

Ken Donahey, LifePoint Hospitals — Chairman, President and CEO

Okay, Adam. Let me say that as we went through some very challenging times early on, the formation of our Company with the unfortunate death of Scott Mercy (ph), the horrible death of Jim Fleetwood (ph); Marty and I have had many, many discussions about how we could work together. And we worked together very closely. He and I and Wayne Smith have spent a lot of hours in Washington. I truly believe that Marty, Wayne and our team were responsible for the rural health-care reform. Marty has great relationships with the leadership in Washington. Marty and I in talking to our Boards over the years, have talked strategically about doing this. It’s a matter of timing.

Both of our Boards strongly supported the creation of shareholder value through this merger and they unanimously voted on the merger agreement. This is not something that just happened one day. We’ve been working on it a long time. As far as the timing of the transaction with regulatory approvals, filing of S-4 proxy, doing the shareholder’s vote; obviously there’s a lot of things — the Hart-Scott-Rodino. We really at this point in time don’t see that we would have to — my view, my estimate today is that we would not be required as we passed out the map, you can see the fit in these properties. I don’t think we’re going to have any problem with the FTC; I think that’s going to go very smoothly. It’s just a lot of work. We would like to see it occur in the first quarter of the year.

I think as you’ll see in the next week or so when we file the merger agreement, we have the ability if anything holds us up to move into second quarter. But from a legal perspective, that’s the right way to answer that question as far as timing. I’m very excited that Marty’s Board looked at this as a way to create shareholder value for his shareholders.

Marty, do you have any comments on that question as far as the process that you went through and it being a bidding process?

Marty Rash, Province Healthcare — Chairman, President and CEO

Sure. We, Adam, we hired Merrill Lynch as our adviser and they contacted, as you can imagine (technical difficulty) it was clear to us that from a cultural standpoint, from an ability standpoint, and an ability to carry forward a mission and really serve these communities and succeed in these communities that LifePoint represented by far the best strategic fit for our Company.

Ken Donahey, LifePoint Hospitals — Chairman, President and CEO

With that, Mike, would you address Adam’s question on the ESOP?

Mike Culotta, LifePoint Hospitals — CFO

Adam, actually what we got is when you saw the (technical difficulty) segments again, this was at the EBITDA line level and synergies but as you saw and again with the footnote — the footnote describes — this is before ESOP expense, actually be retirement cost that Province pays in cash is roughly if you look at their most recent 10K — we saw $3.2 million. When we calculated out, we would be increasing actually increasing our ESOP expense by approximately $5.5 million. You’ve really got an offset of about $2.3 million there but that is factored into our guidance. So just to let you know that.

Ken Donahey, LifePoint Hospitals — Chairman, President and CEO

To me, we have realized significant value in that ESOP making sure that all of our employees are shareholders of the Company. I think it will be a great benefit in to the employees and Marty’s organization. We have no intention of reducing the contributions that we’re making. This should be a real positive to their employees.

Adam Feinstein, Lehman Brothers — Analyst

Thank you.

Operator

Kyle Smith (ph) from Jeffries & Co.

Kyle Smith, Jeffries & Co. — Analyst

Good morning. I just had one quick question. Would you be able to give us a little bit of an idea on the terms for the tender of Province’s 7.5 senior subnotes?

Mike Culotta, LifePoint Hospitals — CFO

We will be looking at that as we get closer to the transaction from the standpoint of what we need to do, whether we tender it or whether we try to buy that on the open market. So we will know that further as we get closer towards the transaction.

Ken Donahey, LifePoint Hospitals — Chairman, President and CEO

We (indiscernible) we’ll be taking it out, but we can’t give any specific guidance on it.

Kyle Smith, Jeffries & Co. — Analyst

Thank you.

Operator

Mike Arangello (ph) from Merrill Lynch.

Mike Arangello, Merrill Lynch — Analyst

I think the prior caller asked my first question, but can you just confirm, did you say you will definitively be taking out the Province converts and bonds; you’re just not sure whether it will be a tender or open market?

Mike Culotta, LifePoint Hospitals — CFO

That is correct.

Mike Arangello, Merrill Lynch — Analyst

My second question was, you did mention that you had some flexibility with the cap structure and that it would be determined at closing. Is there any chance that it doesn’t end up being an all bank cap structure; that there might be some converts or some high yield as part of it?

Mike Culotta, LifePoint Hospitals — CFO

That is correct.

Mike Arangello, Merrill Lynch — Analyst

Thank you very much.

Operator

Margo Murtaugh from Snyder Capital Management.

Margo Murtaugh, Snyder Capital Management — Analyst

I wondered if you could talk a little bit about free cash flow in the years ahead, capital spending and free cash flow? And you mentioned that you’d kind of get debt to EBITDA down, but what would your goal be and how will that progress?

Ken Donahey, LifePoint Hospitals — Chairman, President and CEO

I’ll have Mike answer that question. But clearly, this Company deleverages very quickly, and sort of if my mind this is a leverage that was very similar to the leverage we had when we started LifePoint. As you can — we were in the 4 to 4.5 range, and you can see our leverage today, 5 years later, is at 1.2. So I see a lot of similarities there as far as deleveraging, yet still spending even more than what Marty and LifePoint spent before the transaction. I think we’ve identified a lot of new opportunities and, with the size, we can accomplish that. Marty had — I guess one of the mistakes I made was sort of staying away from de novo projects, thinking it would take a long time to get the returns on the money. Marty has proved me wrong on that. He’s got a couple of projects that just get great returns. But Mike, answer that question.

Mike Culotta, LifePoint Hospitals — CFO

Our estimate at this point in time looking at the transaction — in our first full year in 2005 based on everything Ken is saying, based on the new hospitals coming on board, we’re looking at cash flow, operating cash flow probably in a range of somewhere between $255 million, 275 million before CapEx and CapEx is going to be roughly around $135 million. Again, Ken stated, as Bill stated, we are not going to cut back on CapEx. So that leaves us from that regard, about $100 to $130, $140 million available for any acquisition that might come about and the pay down of some of the debt.

Actually, in the first year, we’re actually looking at approximately $60 million pay down of debt in the first full year. Again, strong cash flows as you know over the last two quarters or the last 6 months, both LifePoint and Province have had very, very strong cash flow. We continued to see that occur in the future.

Ken Donahey, LifePoint Hospitals — Chairman, President and CEO

Mike and I plan on — Mike mentioned leaving this afternoon. Mike, Bill, and I doing a roadshow in New York, in Boston over the next 2 to 3 days. Obviously we’re going to be scheduling a meeting with the rating agencies to make sure that they have a good understanding of the deleveraging plan that the Company has. That will be very important to us. Hopefully we answered your question, Margot.

Margo Murtaugh, Snyder Capaital Management — Analyst

Beyond the 2005, is there — how does that progress? And is there more free cash flow if your EBITDA goes up and do you have a goal? How many years you might get it down to like 2 — twice EBITDA or something?

Mike Culotta, LifePoint Hospitals — CFO

It delevers itself. We went out over a 5-year period, Margo, and it delevered itself pretty quickly based on the cash flow. Just roughly giving you an idea of on a — let me pull something out very quickly. We look over about a 5-year — looking out again, this is projections, looking out very, very far is delevering to a total leverage at about 1.4 over about a 5-year period. Again, there are a lot of assumptions in there, but again, strong cash flow.

Margo Murtaugh, Snyder Capaital Management — Analyst

1.4 times debt to EBITDA — 1.4 times?

Mike Culotta, LifePoint Hospitals — CFO

Yes.

Margo Murtaugh, Snyder Capaital Management — Analyst

Over 5 years? Okay.

Mike Culotta, LifePoint Hospitals — CFO

Yes.

Operator

Robert Mains from Advest.

Robert Mains, Advest, Inc. — Analyst

Good morning. Thank you for the very detailed capitalization synergies charts. Those answer a lot of the questions I would have. The (indiscernible) facility, do I understand it right that the terms are not yet finalized? The new credit facility term — the term loan B, in terms of that —

Ken Donahey, LifePoint Hospitals — Chairman, President and CEO

We have a commitment letter from Citibank, signed and yes, that — they are committed to term loan B financing permanently. It’s not a bridge loan. But, on the other hand, over the next 4 or 5 months, Mike and I have looked at a lot of different capital structures and we will be working with Citibank to put the right capital structure in there but from a financing perspective, there is no risk of Province shareholders, in my opinion — I hope these are right words, that this transaction will get financed. That commitment is there, it’s firm.

Mike Culotta, LifePoint Hospitals — CFO

Rob, that’s an L plus 225 (ph). In L plus 225.

Robert Mains, Advest, Inc. — Analyst

L plus 65?

Mike Culotta, LifePoint Hospitals — CFO

L plus 225.

Robert Mains, Advest, Inc. — Analyst

Thanks. My other question was, as you go from being a 30 hospital Company to a 50 hospital Company, obviously we’ve talked about some of the synergistic possibilities but in terms of external growth it takes more to move the needle so to speak. What are your thoughts about either you’ve done in the past or what you think can happen going forward to sustain the type of growth that you’ve enjoyed today?

Ken Donahey, LifePoint Hospitals — Chairman, President and CEO

Rob, I think we’ve been very up to date and familiar with LifePoint as a Company. We have gotten the majority of our growth internally. I see that occurring going forwards with only having to acquire, I don’t know — less than $100 million worth of assets a year to generate the 15 percent growth rate that we have as objective. As I have always said, I think it’s important for our Company, and the very same with the combined Company, to grow revenues with acquisitions in the low double digits, at least 10 percent, and supplement the same-store and de novo projects with a limited number of acquisitions to get at a constant 15 percent. I do not see this as a challenge.

I guess one of the benefits of this transaction is I just took my major competitor on acquisitions out of play. He is usually the guy that is there before I get there. I’m not sure that Bill Carpenter would agree with that but there is a big benefit there. I think as far as acquisitions are concerned there will be plenty of opportunities but I want to make sure that our shareholders understand — we have proved ourselves, taking 23 hospitals from HCA that were in disarray and integrating those into this Company. This is not the first time we’ve done this.

My wife keeps asking me how many more times are you going to do this, Ken? We are experienced at it. We will have a very detailed transition plan. We will be very aggressive in putting all of these facilities on common information platforms. So we can have quality information to measure outcomes and quality as well as financial information. That plan is yet to come. At this stage, our respective information systems people need to work together to come up with a plan. My position is it’s very important to have a common platform to get quality information and, obviously, the majority of the hospitals and I just recently signed a new agreement with HCA. My intent is to aggressively move onto that platform that provides clinical support to all the hospitals consistently. Marty has a good platform. He has HMS in his hospitals in Mekesson (ph) in the larger ones. I’m not going to do anything to disrupt the flow after the acquisition. I think from investor perspective that’s an important question.

Robert Mains, Advest, Inc. — Analyst

That’s great.

Operator

Sam Sabot (ph) with Metro Global Capital (ph).

S.T. Telafragrata, Metro Global Capital (ph) — Analyst

It’s actually S.T. Telafragrata (ph) with Sam Sabot. Is the transaction explicitly contingent on financing? And is the financing commitment subject to any conditions such as ratings, leverage or Medicare reimbursement rate conditions?

Ken Donahey, LifePoint Hospitals — Chairman, President and CEO

Could you repeat the question? We could barely hear you.

S.T. Telafragrata, Metro Global Capital (ph) — Analyst

Yes. Is the transaction explicitly contingent on financing? And is the financing commitment subject to any conditions such as ratings, leverage or Medicare reimbursement rates change conditions?

Ken Donahey, LifePoint Hospitals — Chairman, President and CEO

Bill Carpenter will answer that question.

Bill Carpenter, LifePoint Hospitals — IR

The merger agreement does contain a financing condition. We have obtained a commitment from Citigroup, as Mike mentioned, and we will be filing that commitment.

very shortly. The conditions contained in the commitment letter are very ordinary and ordinary course of business.

S.T. Telafragrata, Metro Global Capital (ph) — Analyst

Which state regulatory approvals do you need and do you need new certificates of the needs in Province states?

Bill Carpenter, LifePoint Hospitals — IR

We don’t believe so generally. No, this is a merger at the parent level; the regulatory licenses for the hospital have their own at the subsidiary level.

S.T. Telafragrata, Metro Global Capital (ph) — Analyst

Great. It is there an inflection point where the transaction is no longer tax exempt? Are there any provisions in the merger agreement to accommodate that in the event that that situation arose?

Bill Carpenter, LifePoint Hospitals — IR

The structure of the transaction includes provisions in the unlikely event that the merger were not to be conducted in a tax exempt way — that it could be, although let me emphasize very, very unlikely event that it could reverse through a reverse merger structure which could be a taxable.

S.T. Telafragrata, Metro Global Capital (ph) — Analyst

One final question and that is are there any limitations on divestitures or divestiture thresholds in the merger agreement?

Ken Donahey, LifePoint Hospitals — Chairman, President and CEO

There are none.

S.T. Telafragrata, Metro Global Capital (ph) — Analyst

Thank you and congratulations.

Ken Donahey, LifePoint Hospitals — Chairman, President and CEO

I’m sorry, I’m sorry, as far as Bill, you answered the merger agreement. We have no intuition of divesting any of the 50 hospitals at this point in time. Bill?

Bill Carpenter, LifePoint Hospitals — IR

As far as restrictions on our ability to do anything, we don’t have any restrictions on our ability to conduct our business.

S.T. Telafragrata, Metro Global Capital (ph) — Analyst

Thank you.

Operator

Derrick Winger (ph) from Jefferies and Company.

Derrick Winger, Jefferies & Co. — Analyst

You have been clear about your intentions towards the Province debt. Could you just state your intentions toward your own debt — the 4.5 percent convertibles that are out there? Is there anything out there to be done with that?

Mike Culotta, LifePoint Hospitals — CFO

Not at this point in time but we will evaluate that further on as we go through, as we get closer to that.

Derrick Winger, Jefferies & Co. — Analyst

But nothing in this changes anything going forward on this?

Mike Culotta, LifePoint Hospitals — CFO

No, not at all.

Derrick Winger, Jefferies & Co. — Analyst

Thank you.

Ken Donahey, LifePoint Hospitals — Chairman, President and CEO

Let me clarify that question too. Our assumptions relative to guidance and so forth assumes that our convert remains outstanding. There could be opportunities there as we pursue that. Those options.

Operator

Drew Kilgore (ph) from Heisman & Company (ph).

Brett Takowski, Heisman & Co. (ph) — Analyst

It’s Brett Takowski (ph). Two quick questions. One, just a follow-up on the tax issue. In the unlikely event that it was taxable is it fair to say that same consideration would still apply to the holders? And then the second question is just on the regulatory standpoint, how many hospitals of Province do you think overlap or are in any of the same markets of LifePoint? And the timing just seems a little long given my initial read — it seems like there was very little overlap. So why you were using first-half close and it could happen sooner?

Bill Carpenter, LifePoint Hospitals — IR

The answer to your first question is, yes, same consideration. The answer to your second question is we don’t believe there is any overlap. And we will be proceeding very quickly with regard to the Hart-Scott filing and we’d hope to conclude the transaction in the first quarter of ’05.

Ken Donahey, LifePoint Hospitals — Chairman, President and CEO

(multiple speakers) was the — I use the term double dummy structure that we are using in this transaction. It is highly unlikely that we would have a taxable event. Should there be, theoretically, for a shareholder to be — have an impact, they would have to have a basis under $11.37 because there is that much cash consideration. There wouldn’t be, I think I’m saying this right, Bill, any impact even if there was a structural issue that we had to deal with as far as taxes for any shareholder that had a basis over were $11.37 1/2. It would be very minor.

Brett Takowski, Heisman & Co. (ph) — Analyst

Sure. And then just to follow-up on the timing. What do you anticipate to be the gating (ph) item. Because if you don’t see any Hart-Scott-Rodino issue, and proxies don’t normally take that long. I’m just — what do you perceive as the gating item?

Ken Donahey, LifePoint Hospitals — Chairman, President and CEO

I think at this day in time the SEC is not moving as quickly as they usually do. As far as why we want to, why we think we’re going to have to wait until first quarter is just getting through the local, all the regulatory filings and getting the proxy and the S4 through the SEC.

Brett Takowski, Heisman & Co. (ph) — Analyst

So you think the proxy would be the gating item?

Ken Donahey, LifePoint Hospitals — Chairman, President and CEO

I’m just saying the SEC SDC period, not the proxy, the SEC.

Brett Takowski, Heisman & Co. (ph) — Analyst

Thank you very much.

Operator

Charles Lynch from CIBC World Markets.

Charles Lynch, CIBC World Markets — Analyst

Good morning. Just a couple of points of clarification. When you discuss your 2005 guidance as both a standalone and a combine entity, does this imply, because it seems too that your guidance for the second half of 2004 is unchanged from public statements before?

Ken Donahey, LifePoint Hospitals — Chairman, President and CEO

That is correct.

Charles Lynch, CIBC World Markets — Analyst

Just back to the background on your discussions with each other and how this came about. It sounds as though and in your answer to Adam’s question that this was a bidding process. So Marty, this is partly to you — it does sound as though notwithstanding long-standing conversations between the 2 of you this was a decision to put the Company out for bid. And if that is the case, I want to make sure but also how the valuation was arrived at, whether there were indeed competing bidders and just a little bit more color on that side of the your decision to go outside to an outside bidding process? When it seems as though a more close knit combination might have been already something you’ve been thinking about?

Ken Donahey, LifePoint Hospitals — Chairman, President and CEO

Let me start off and if Marty wants to correct me. First off, when we filed a proxy, obviously the whole timeline will be communicated. I certainly don’t want to get out ahead of what — what Province will say in their proxy. But from my perspective I was — Marty and I have been talking conceptually, never about price, for years. On June 21st, I sat down, as Marty mentioned, his Board had hired Merrill Lynch as a financial adviser to look at all of the strategic options that — just like I do with my Board once a year. And I don’t necessarily hire a — my Board and I have those discussions. Their Board decided to hire Merrill Lynch.

I sat down with Jim Forbes (ph) and Alan Harkman (ph) at Merrill Lynch and Marty and they asked — they provided the very good information, mostly public, but a lot of things that relative to basic information that we could look at synergies, basic information on the 3 properties that had never been put into the public information. A brief meeting there and they — we proceeded to look at public information with some minor, basically public information, and we submitted a letter of interest to their Board to see — for them to consider — to see if we were going to move forward.

They made a decision to more forward with us. We — they sat up a data room. We went through and did a fall due diligence process on them and we submitted a market merger agreement and a formal offer to their Board. They considered that. We continued to go through and make sure we had a good understanding of all of the relevant factors related to our offer. I feel that we paid a very fair price for the Company and we’ve had Citigroup issue a fairness opinion on that matter.

This weekend, LifePoint’s Board met after multiple meetings and approved this merger agreement along with all the other related agreements, formally and the final decision was made by Marty’s Board unanimously this weekend. Merrill Lynch did go through a process of contacting people. But I just don’t want to get out ahead of that language. Marty, any other comments?

Marty Rash, Province Healthcare — Chairman, President and CEO

You said it well.

Ken Donahey, LifePoint Hospitals — Chairman, President and CEO

Thank you.

Operator

Andrew Morey (ph) from State Street Research.

Andrew Morey, State Street Research — Analyst

Thanks. Given some of the ups and downs in volumes at some points in the past with Province, sometimes related to some doctor retention issues, do you think there are any opportunities there or maybe could you just highlight how you think LifePoint approaches things maybe differently than Province or is it similar?

Ken Donahey, LifePoint Hospitals — Chairman, President and CEO

That’s a good question. Marty a couple of years ago did have some retention problems. He took on some significant challenges in a number of markets whereby he was merging 2 hospitals and that is a big challenge. There was a reason for 2 hospitals to be in those communities, and it’s a big transition for the medical staff. I think from our due diligence, Marty’s management team has addressed that issue, and again, the upside is there to come with his recruiting. And so I think overall everybody is focused on volumes at this point in time.

But I’m telling you our guidance, we wouldn’t be giving — for those of you who have worked with Mike and I, me over the last 5 years, we’re very confident in our guidance. One time last year when the volumes just went crazy, we backed off a little bit but at the end of the day we met our original guidance. Our strong operators managing to those lower volume levels. In fact we exceeded our original guidance. We feel very comfortable with the guidance that we are giving.

It’s still in the range of 1 to 2 percent volume type growth which I think is very conservative. Marty’s volume was down if you read his or listened to his conference call last quarter, but there is every sign that over a period of time that will come back. And he is focused in his hospitals right now on growing outpatient and if you look in his numbers that happened. So, Bill Gracey, any other comments?

Bill Gracey, LifePoint Hospitals — COO

Nothing to add other than we feel like it’s reasonable for both operations combined dealing forward to be able to deal with the issues you have raised.

Andrew Morey, State Street Research — Analyst

Thank you.

Operator

Sarah Gallagher (ph) from Bear Stearns.

Mike Culotta, LifePoint Hospitals — CFO

Before you make that one question, let me just state something very quickly. To the extent that we have stated anything on a non GAAP basis, for example, EBITDA, we will be posting on our website the reconciliation of any non-GAAP measures to GAAP measures today on our website. I just want to let you know and also Ken and I will be available all throughout the day for any other questions people may have.

Ken Donahey, LifePoint Hospitals — Chairman, President and CEO

I guess we can keep taking questions.

Operator

Sarah Gallagher.

Sarah Gallagher, Bear Stearns — Analyst

I just had a point of clarification on the 2 converts on the Province 4.25 and 4.5. I know you said you are taking them out and plan to take them out in tender or an open market. The change of control put is triggered?

Unidentified Company Representative

It would.

Sarah Gallagher, Bear Stearns — Analyst

On both of them?

Unidentified Company Representative

(multiple speakers) Yes it would.

Sarah Gallagher, Bear Stearns — Analyst

And do you plan to pay that put in stock or cash or have you decided yet?

Mike Culotta, LifePoint Hospitals — CFO

That would be paid in cash.

Sarah Gallagher, Bear Stearns — Analyst

Thank you.

Operator

Trey Holtstein (ph) From UBS.

Trey Holtstein, UBS — Analyst

My question has already been answered. Thank you.

Operator

Gary Taylor from Banc of America Securities.

Gary Taylor, Banc of America Securities — Analyst

Mike, I didn’t hear for sure but on the term loan that you are contemplating doing, what is contemplated maturity on that?

Mike Culotta, LifePoint Hospitals — CFO

Seven years.

Gary Taylor, Banc of America Securities — Analyst

My other question has to do, Ken, you’ve mentioned a few times you think there is substantial upside from the Province assets. As I’m looking back about 18 percent EBITDA margin was the best or the highest the Company had ever hit and they are pretty close to that mark today. In which lines do you think that there’s upside to those margins outside of just the corporate level consolidation?

Ken Donahey, LifePoint Hospitals — Chairman, President and CEO

Just looking over, I think there was a point that they hit — they were in excess of 20 percent a couple of times. I do think that, I can’t remember how long ago it was where Marty had some issues with physicians in a number of his hospitals. I do think he has addressed that issue. I think he has — as you have noticed his margin since the fourth quarter of ’02 has been recovering. You can see that on Slide 10. As far as line items, I think one thing that in comparables, which I’m sure — that I just want to make sure others, Gary, are aware of this. Marty has a number of hospitals that are prepaid leases and there’s a significant amount of lease expense going through other operating expense. When we talk, we’re really talking on what do you call that, EBITDA plus rental expense or something.

Gary Taylor, Banc of America Securities — Analyst

EBITDAR.

Ken Donahey, LifePoint Hospitals — Chairman, President and CEO

EBITDAR — but I will let Bill Gracey talk about the opportunities that he’s seen relative to salaries, bad debts, other operating expenses. Keep in mind there’s a lot of synergies that are going to occur relative to these hospitals.

Bill Gracey, LifePoint Hospitals — COO

First of all say I will say that whatever I comment about Province is assets and the way they been operated. I want to make sure that I upfront say that they’ve got some great operators and some great people that have done a wonderful job over the years. If you really get down on a line item basis, given our cursory due diligence, we say perhaps some opportunities in staffing. We see perhaps some opportunities in resource management. We see some slight opportunities in supply expense simply by the relationship we have with HPG as an equity owner. We think that by consolidating a lot of our focus where we have our corporate folks spread across more hospitals but managing the same kind of the initiatives, we think there might be some bad debt opportunity.

All that having been said, I would like to say yes, we do think there is some opportunity there that was going to be realized as Province continued to operate hospitals that had previously been let’s just say operated not as well prior to Province owning them. You’ve got a lot of not for profits. You’ve got a lot of county hospitals, city hospitals that as you know sometimes it’s a good 2 to 4 years before you are really hitting on all cylinders.

Yes, we see line item opportunities, Gary, and they are not going to be dramatic but they are going to be solid and firm and a lot of this by the way that I just said has come directly from the Province operators.

Ken Donahey, LifePoint Hospitals — Chairman, President and CEO

Let me also talk about something that is my personal opinion. I’m not sure that Marty will agree with it but I think he’ll understand that we do have the right to have our own opinions. In my opinion, Marty has done an outstanding job of running Province during the period of time where his President and Chief Operating Officer had both back and heart problems and I’m not being critical, but its reality that he just recently brought in a very strong Chief Operating Officer. I know that because he was one of our — Dan Slipkovich — worked within our organization and Dan very quickly identified a lot of this upside for Marty.

There’s strong operators over there but Marty, in my opinion, as a CEO, because I had to do it when we went through multiple deaths — I had to play — wear the hat of CFO, COO and CEO and there’s only so many hours in a day. That’s my personal opinion. He’s had some CFO turnover over the last number of years. He’s had COO turnover. Chris has really had to step up and support him in a big way. I spent time with Marty and I know how hard he has worked. I think this team putting a structure in place will help the focus. I apologize if that’s offensive, Marty, but that’s my view.

Gary Taylor, Banc of America Securities — Analyst

I guess I’ll let it go and look for more detail. On the EBITDAR basis I think the highest margins Province ever hit were 20.2 and they were 50 basis points from that of the latest quarter. This really isn’t a turnaround at this point — that has been done. This is really upside —

Ken Donahey, LifePoint Hospitals — Chairman, President and CEO

Gary, you are focused on margin improvement. Our guidance was 50 basis points for the synergies in there, okay. What we’re going to do is for the most part — Marty’s facilities has only captured 50 to 55 percent of the community market share. That’s where the opportunity is; that’s why we’re spending the CapEx; that’s why we’re recruiting docs. The story is not just margin improvement. We’re going to improve margin by 50 basis points a year overall. That is where I see the opportunity for this Company.

I still think, as Bill said, we manage and leverage fixed costs from a staffing perspective and with the focus his hospitals have right now in growing outpatient business, that’s the easiest stuff to leverage. You put an MRI in there and you can do 4 times the volume with the same —. I really think that 50 basis points is very — we should be able to accomplish that and I’m talking combined Company.

Gary Taylor, Banc of America Securities — Analyst

Thank you.

Operator

Robert Mains from Advest.

Robert Mains, Advest, Inc. — Analyst

Just a very quick one. It is a follow up to what Adam said. I just want to make sure I understand this right from modeling purposes. ESOP expense — what you’re saying is we got another $2.3 million net as a result of this transaction?

Mike Culotta, LifePoint Hospitals — CFO

You would reduce the retirement expense by $3.2 and you’d pick up about $5.5 in ESOP expense at this point in time.

Robert Mains, Advest, Inc. — Analyst

Okay, so that is versus where you’d stand had you not done this?

Mike Culotta, LifePoint Hospitals — CFO

That is correct.

Robert Mains, Advest, Inc. — Analyst

That is all I need. Thanks a lot.

Operator

Gentlemen, there are no further questions at this time.

Ken Donahey, LifePoint Hospitals — Chairman, President and CEO

I would like to make one closing point in our assumption. Marty strategically, and he didn’t share this with his competitors, but his focus when he started this Company, I learned, was to concentrate on acquisitions in the West because many of the nonprofits weren’t — or the for profits weren’t focused on that. As a result you — if you dig into his numbers, as we have, the net revenues for adjusting (indiscernible) is much better in these markets. So I do think that is a real positive going forward for the combined Company.

I would like to thank each of you for supporting both Companies and supporting the effort that Marty and I will accomplish in merging these 2 companies. And Mike and I will be available for questions and Citigroup will be putting together a roadshow. We plan on being in New York tomorrow and in Boston on Wednesday. I haven’t seen the schedule after that. We will have dinner tonight and talk to them about it.

If you want to attend a breakfast or a lunch, please get in touch with Citigroup. I guess Rick Weingardner (ph) is our key contact there. Thank you so much. This is the end of the conference call.

Operator

Ladies and gentlemen, that does conclude the conference call for today. We thank you for your participation and ask that you please disconnect your lines.